U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of August 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Purchase Report on Treasury Shares for the period from July 1, 2003 to July 31, 2003, filed on August 7, 2003, with Kanto Local Finance Bureau

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	August 22, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

PURCHASE REPORT ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From July 1, 2003
To July 31, 2003

TREND MICRO INCORPORATED

(9 4 1 2 7 2)

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From July 1, 2003
To July 31, 2003

To: Director General of Kanto Local Finance Bureau

Filed on August 7, 2003

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Controller, Finance&Accounting Department and General Manager, Corporate Affairs Department: Yuzuru Nanami

Place to Contact	Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Yuzuru Nanami

Place at which copies ofthe Annual Securities Report is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Description of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

(As of July 31, 2003)

Segment	Number of Shares		Total Amount	Remarks
Description of the Resolution on the General Meeting of Shareholders (Resolution on March 26, 2002)	2,500,000 shares		JPY 5,000,000,000	Note
Number of Treasury Shares purchased for the Reporting Period (Date of Purchase)	July 30	50,000 shares	JPY 101,450,000
	July 31	50,000 shares	JPY 94,750,000
	Total	100,000 shares	JPY 196,200,000
Total Number of Treasury Shares purchased by the End of the Reporting Month		464,000 shares	JPY 820,261,000
Progress of Purchase of Treasury Shares		18.6%	16.4%

Note:	It is 1.89% of the ratio of (i) the total number of shares resolved pursuant to Section 1 of Article 210 of the Commercial Code of Japan at the general meeting of shareholders to (ii) the total number of shares issued and outstanding as at the date when such general meeting was closed.

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase for Cancellation by using Revaluation Excess

Not applicable

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of July 31, 2003)

Segment	Number of Shares	Remarks
Total Number of Shares issued and outstanding	132,503,417 shares
Number of Treasury Shares held	1,557,360 shares
Number of Treasury Shares held for Cancellation by using Revaluation Excess	0 shares